

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 7, 2018

Jimmy Yang, Esq.
General Counsel - Capital Markets and Corporate Reporting
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

     Re: Citigroup Inc.
             Registration Statement on Form S-3
             Filed April 27, 2018
             File No. 333-224495

Dear Mr. Yang:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact David Gessert at (202) 551-2326 with any questions.

                               Sincerely,

                               /s/ Era Anagnosti

                               Era Anagnosti
                               Legal Branch Chief
                               Office of Financial Services